SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)


                           FUQUA ENTERPRISES, INC.
                           -----------------------
                              (Name of Issuer)



                   Common Stock, par value $2.50 per share
                   ---------------------------------------
                       (Title of Class of Securities)



                                 361022-10-6
                                 -----------
                               (CUSIP Number)




                                Gene J. Minotto
                             2935 Northeast Parkway
                            Atlanta, Georgia  30360
                           Telephone: (770) 368-4700
- ----------------------------------------------------------------------------
(Name, Address, and Telephone Number of Person Authorized to Receive Notices
                             and Communications)





                               September 5, 1997
           -------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

- -------------------------------
CUSIP NO.        361022-10-6
- -------------------------------
- --------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                 Gene J. Minotto
                 ###-##-####

- --------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                      (a)
                                                                          ----
                                                                      (b)
                                                                         -----
- --------------------------------------------------------------------------------
3.       SEC Use Only

- --------------------------------------------------------------------------------
4.       Source of Funds

         Not Applicable

- --------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal  Proceedings  is Required  Pursuant to
         Item 2(d) or 2(e) ________

- --------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

                 United States

- --------------------------------------------------------------------------------
Number of           7.  Sole Voting Power          633,333
Shares                                            ---------------------------
Beneficially        8.  Shared Voting Power        -0-
Owned by                                          ---------------------------
Each Reporting      9.  Sole Dispositive Power     633,333
Person                                            ---------------------------
With                10. Shared Dispositive Power  -0-
                                                  ---------------------------
- --------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         633,333
- --------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares _____
- --------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Approximately 14.0%

- --------------------------------------------------------------------------------
14.      Type of Reporting Person

         IN

- --------------------------------------------------------------------------------

         This Amendment No. 1 ("Amendment No. 1") amends the Schedule 13D, dated November 20, 1995 (the "Schedule 13D"), of Gene J. Minotto (the "Reporting Person"), with respect to the common stock, par value $2.50 per share (the "Common Stock"), of Fuqua Enterprises, Inc., a Delaware corporation (the "Issuer"), as set forth below.

ITEM 4.  PURPOSE OF TRANSACTION.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information contained in Items 4 and 6 of the Schedule 13D is hereby supplemented by the following:

         On September 5, 1997, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Graham-Field Health Products, Inc., a Delaware corporation ("Acquiror"), and GFHP Acquisition Corp., a Delaware corporation ("Acquiror Sub"), pursuant to which Acquiror Sub will merge with and into the Issuer (the "Merger"). Assuming the Merger occurs, each issued and outstanding share of the Common Stock of the Issuer will be converted into shares of common stock of the Acquiror, as set forth in and subject to the terms of the Merger Agreement.

         In connection with the Merger Agreement, the Reporting Person and the Acquiror entered into a Voting Agreement, dated as of September 5, 1997 (the "Voting Agreement"). Pursuant to the Voting Agreement, the Reporting Person has agreed, subject to various conditions set forth in the Voting Agreement, to vote all of his shares of the Common Stock of the Issuer in favor of the Merger and the Merger Agreement and against any other proposal with respect to a merger, consolidation or other business combination, or any acquisition or similar transaction involving the purchase of all or any significant portion of the Issuer's assets or capital stock. The Voting Agreement terminates upon the earlier to occur of (i) the termination of the Merger Agreement and (ii) the mutual written agreement of the Reporting Person and the Acquiror. A complete copy of the Voting Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The information contained in Item 5(a)-(b) of the Schedule 13D is hereby amended as follows:

         (a)-(b) The Reporting Person owns of record 600,000 shares of common stock of the Issuer and owns vested options to acquire an additional 33,333 shares of Common Stock of the Issuer, which 633,333 shares represent, in the aggregate, approximately 14.0% of the total number of shares of the Issuer's Common Stock outstanding as of September 5, 1997. The Reporting Person has sole voting and dispositive rights with respect to such shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The information contained in Item 7 of the Schedule 13D is hereby amended as follows:

Exhibit 1 Voting Agreement, dated as of September 5, 1997, by and between Graham-Field Health Products, Inc. and Gene J. Minotto.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 8, 1997

                                        /s/  Gene J.  Minotto
                                        ------------------------

                                        GENE J. MINOTTO

                                EXHIBIT INDEX



EXHIBIT                                DESCRIPTION
- -------                                -----------

1 Voting Agreement, dated as of September 5, 1997, by and between Graham-Field Health Products, Inc. and Gene J. Minotto.